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December 20, 2010

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

    Re: Pruco Life of New Jersey Flexible Premium Variable Annuity Account ("Registrant")
         Registration Statements on Form N-4, Registration No. 333-162678 and No. 333-162676

Dear Sir or Madam:

Acceleration of the above-referenced registration statements to December 27, 2010 is hereby requested pursuant to Rule 461 of Regulation C.

The Registrant acknowledges that:

    . Should the Securities and Exchange Commission (the "Commission") or the staff, acting pursuant to delegated authority, declare the Registration Statements effective, it does not foreclose the Commission from taking any action with respect to the Registration Statements;

    . The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statements effective, does not relieve the Corporation from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statements; and

    . The Corporation may not assert a declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Pruco Life of New Jersey Flexible Premium Variable Annuity Account
(Registrant)


By:  Pruco Life Insurance Company of New Jersey
     (Depositor)

        /s/  George M. Gannon
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George M. Gannon
Vice President

Prudential Annuities Distributors, Inc.
(Principal Underwriter)

        /s/  George M. Gannon
--------------------------------------
George M. Gannon
President